UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of SFL Corporation Ltd. ("SFL" or the "Company"), dated May 12, 2026, announcing preliminary financial results for the quarter ended March 31, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date: May 12, 2026	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Preliminary Earnings Release

Q1 2026

SFL Corporation Ltd.

Preliminary Q1 2026 results and increased quarterly cash dividend of $0.22 per share

SFL Corporation Ltd. (“SFL” or the “Company”) today announced preliminary financial results for the quarter ended March 31, 2026.

Highlights
•89th consecutive quarterly dividend declared, increased to $0.22 per share
•Total operating revenues of $174 million, of which approximately 87% was from shipping and 13% from energy
•Adjusted EBITDA1 of $108 million, including $8 million from associated companies
•Reported net income of $26 million, or $0.20 per share
•Strong performance from two Suezmax tankers in the spot market
•Secured a $170 million drilling contract for the semi-submersible rig Hercules
•Refinanced the Linus and Hercules rigs with $250 million in new credit facilities
•Successfully closed $75 million bond tap issue subsequent to quarter end

Quarterly Dividend

The Board of Directors has declared a quarterly cash dividend of $0.22 per share. The dividend will be paid on or around June 22, and the record- and ex-dividend date on the New York Stock Exchange will be May 27, 2026.

Results for the Quarter ended March 31, 2026

The Company reported total U.S. GAAP operating revenues on a consolidated basis of approximately $174 million in the first quarter of 2026. This figure is lower than the cash received as it excludes approximately $8 million of charter hire2 which is not classified as operating revenues pursuant to U.S. GAAP, but as ‘investment in associates’ for accounting purposes.

The net result in the first quarter was impacted by non-recurring or non-cash items, including a net gain on vessel sale of approximately $11.5 million, net positive mark-to-market effects from hedging derivatives of approximately $2.5 million and positive mark-to-market effects from equity investments of approximately $1.9 million.

Reported net income pursuant to U.S. GAAP for the first quarter was $26 million, or $0.20 per share.

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1 ‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.
2 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share and attributable mobilization fees, if any. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.

Business Update

As of March 31, 2026, the contracted fixed rate charter backlog3 from the Company’s fleet of vessels including newbuildings under construction was approximately $3.7 billion with a weighted remaining charter term of 6.3 years. Approximately 68% of the fixed rate charter backlog is to customers with an investment grade credit rating, illustrating the strength of our charter portfolio.

In the first quarter of 2026, the Company’s fleet generated gross charter hire4 of $177 million, including approximately $1.3 million of profit share.

	Q1 2026			Q4 2025
	Charter hire[4]	Operating days[5]	Utilization[6]	Charter hire[4]	Operating days[5]	Utilization[6]
Container	$81m	2,229	99%	$81m	2,267	99%
Car Carrier	$26m	630	100%	$26m	641	100%
Tanker	$46m	1,474	100%	$42m	1,624	99%
Bulker	$2m	175	97%	$3m	184	100%
Energy	$23m	90	50%	$23m	92	50%

In March 2026, SFL signed a new drilling contract for the Hercules, a harsh-environment semi-submersible drilling rig. The contract is for offshore operations in Canada with a large, investment-grade oil company, and is expected to commence in the first quarter of 2027. The minimum contract term is 400 days, with an estimated contract value of approximately $170 million.

The Company has two Suezmax tankers and two Kamsarmax dry bulk vessels deployed in the spot and short-term charter market. Under US GAAP, revenues for spot-traded vessels are recorded on a load-to-discharge basis, whereby revenues are allocated only to days when cargo is onboard.

During the first quarter, our Suezmax tankers and Kamsarmax dry bulk vessels achieved average daily spot Time Charter Equivalent (TCE⁷) of approximately $54,000 and $10,700, respectively.

SFL is committed to efficiency and sustainability and has carried out a comprehensive vessel retrofit and upgrade program in close cooperation with customers. These projects enhance vessel performance and reduce environmental impact, and total investments since 2023 have reached approximately $110 million. The Company has also invested significant amounts in vessels with LNG dual-fuel capability, including newbuilds on order.

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3 Fixed rate backlog as of March 31, 2026 includes fully owned vessels, rigs and 100% of four partially owned 19,000 teu container vessels, which SFL also manages. It also includes subsequent transactions. The contracted fixed rate charter backlog excludes charterers’ extension options.
4 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share and attributable mobilization fees, if any. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.
5 For vessels “operating days” equals calendar days less days for technical off hire, dry dock or yard stay. For rigs “operating days” equals days on rate or in transit covered by mobilisation fees less days off hire and time spent in port not on drilling rate.
6 Utilization means Operating days divided by calendar days.
7 TCE or Time Charter Equivalent earnings is a non-GAAP measure calculated as voyage revenues less voyage expenses divided by available days. Pursuant to US GAAP, revenues are recorded on a load to discharge basis.

Financing and Capital Expenditure

As of March 31, 2026, cash and cash equivalents amounted to approximately $128 million. In addition, the Company had $160 million available under undrawn credit lines, representing a total available liquidity of approximately $288 million at quarter end.

In February, the suezmax tanker SFL Thelon was delivered as part of its previously announced sale, and SFL recorded a book gain of approximately $11.5 million in the first quarter. The net cash proceeds from the sale were approximately $26 million, after repayment of related debt and expenses.

During the first quarter, SFL refinanced the Linus rig with a new $150 million term loan facility. The Company also concluded a new $100 million revolving credit financing for the Hercules rig. The rig was debt free at year-end 2025 and the new facility was undrawn at quarter end.

Subsequent to quarter end, the Company completed a $75 million tap issuance of its 7.75% senior unsecured sustainability-linked bonds due 2030 at 103.5% of par, raising gross proceeds of approximately $77.6 million. The tap issuance implies a yield to maturity of approximately 6.8%.

The Company has five 16,800 TEU container vessels under construction, scheduled for delivery in 2028, with remaining capital expenditure commitments of approximately $850 million. The outstanding yard instalments are due closer to delivery and are expected to be financed through pre- and post-delivery credit facilities. Upon delivery, each vessel will commence a ten-year fixed-rate time charter with a world-leading container line.

In addition, the Company had approximately $21 million of remaining capital expenditure relating to upgrades on existing assets.

Corporate and Other Matters

On May 12, 2026, Mr. Jan Erik Klepsland notified the Company of his resignation from the Board of Directors, in connection with his departure from the Seatankers group. Mr. Klepsland has confirmed that his resignation is not due to any disagreement with the Company on any matter relating to the Company's operations, policies (including accounting or financial policies), or practices. Following Mr. Klepsland's resignation, the size of the Board of Directors will be reduced from seven to six directors, which the Board of Directors has determined will continue to comply with applicable corporate governance and New York Stock Exchange listing requirements. The Board of Directors thanks Mr. Klepsland for his contributions during his tenure and wishes him well in his future endeavours.

The Board of Directors has renewed the Company's share repurchase program, authorizing the repurchase of up to $100 million of common shares in the aggregate, from time to time through June 2028. The Board has also renewed the Company's dividend reinvestment program ("DRIP") and at-the-market offering program ("ATM"), pursuant to which the Company may issue up to 10 million common shares and raise up to $100 million of common equity, respectively, from time to time.

Any of the above referenced programs, including repurchase or sale of shares will be at the discretion of the Company and the timing, including the amount of any repurchase or sale of shares, as applicable, will depend on, among other things, legal requirements, market conditions, stock price, alternative uses of capital, capital availability, and other factors. SFL is not obliged under the terms of any board authorization, including in respect of or a share repurchase, an ATM or a DRIP program, to repurchase, issue or sell any number of shares and the foregoing may be amended, suspended or reinstated at any time at the Company's discretion and without further notice.

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, inflationary pressures and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates, general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values, the supply of and demand for oil and oil products and vessels, including drilling rigs, comparable to ours, including against the background of the possibility of accelerated climate change transition worldwide, including shifts in consumer demand for other energy resources could have an accelerated negative effect on the demand for oil and thus its transportation and drilling, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods and resulting changes to trade patterns, technological innovation in the sectors in which we operate and quality and efficiency requirements from customers, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, timely delivery of vessels under construction within the contracted price, governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers, potential liability from future litigation, including litigation related to claims raised by public-interest organizations or activism with regard to failure to adapt or mitigate climate impact, world events, political instability, international sanctions or international hostilities, and potential physical disruption of shipping routes as a result thereof, the impact of restrictions on trade, including the imposition of new tariffs, port fees and other important restrictions, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission. SFL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

May 12, 2026

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions may be directed to SFL Management AS:

Espen Nilsen Gjøsund, Vice President - Investor Relations: +47 47500500
André Reppen, Chief Treasurer & Senior Vice President: +47 23114055
Aksel C. Olesen, Chief Financial Officer: +47 23114036

For more information about SFL, please visit the Company’s website: www.sflcorp.com

SFL CORPORATION LTD.
FIRST QUARTER 2026 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Mar 31,	Dec 31,	2025
except per share data)	2026	2025	(audited)

Charter revenues: sales-type leases (excluding charter hire treated as Repayments)(1)	—	—	951
Charter revenues: operating leases and rig revenue contracts	171,574	169,495	713,195
Profit share income	1,323	1,194	5,604
Other operating income	1,586	4,818	13,291
Total operating revenues	174,483	175,507	733,041
Gain/(loss) on sale of vessels and settlement of charters	11,503	(11,702)	(7,172)

Vessel and rig operating expenses	(67,576)	(70,951)	(301,768)
Administrative expenses	(7,596)	(4,746)	(18,332)
Depreciation	(54,460)	(56,296)	(234,998)
Vessel impairment charge	—	—	(34,093)
Total operating expenses	(129,632)	(131,993)	(589,191)

Operating income	56,354	31,812	136,678

Results in associates	631	612	2,366
Interest income from associates	1,125	1,150	4,563
Interest income, other	1,267	3,355	10,218
Interest expense	(38,142)	(42,938)	(180,527)
Interest and valuation gain/(loss) on non-designated derivatives	3,195	1,330	(1,478)
Gain/(loss) on investments in equity securities	1,928	729	(39)
Other financial items	349	53	3,670
Taxes	(630)	(756)	(1,882)
Net income/(loss)	26,077	(4,653)	(26,431)

Basic earnings/(loss) per share ($)	0.20	(0.04)	(0.20)

Weighted average number of shares(2)	132,832,489	132,797,785	133,063,652
Common shares outstanding(2)	132,992,784	132,797,785	132,797,785
(1)‘Charter revenues: sales-type leases’ are reported net of charter hire classified as ‘Repayment of Investment in sales-type leases’ under US GAAP, which for the three months ended March 31, 2026 was $0.0 million (three months ended December 31, 2025: $0.0 million; full year 2025: $4.0 million).
(2)The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements and 2.3 million shares held by SFL as treasury stock. The shares are owned by SFL, thus they are excluded in the calculation of earnings per share.

SFL CORPORATION LTD.
FIRST QUARTER 2026 REPORT (UNAUDITED)

BALANCE SHEET	Mar 31,	Dec 31, 2025
(in thousands of $)	2026	(audited)

ASSETS
Short term
Cash and cash equivalents(1)	127,564	150,829
Investment in marketable securities	6,213	4,146
Amount due from related parties	8,599	6,941
Other current assets	112,931	97,302

Long term
Vessels, rigs and equipment, net	3,037,733	3,122,633
Capital improvements in progress and newbuildings	182,147	181,074
Investment in associates(2)	15,728	15,832
Amount due from related parties, long term(2)	45,000	45,000
Other long term assets	19,518	14,386

Total assets	3,555,433	3,638,143

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	723,259	605,943
Amount due to related parties	1,188	1,303
Other current liabilities	79,854	103,079

Long term
Long term interest bearing debt, net of deferred charges	1,778,668	1,960,533
Other long term liabilities	7,638	6,423

Stockholders’ equity	964,826	960,862

Total liabilities and stockholders’ equity	3,555,433	3,638,143
(1)Not including cash held by affiliates accounted for as ‘Investment in associates’.
(2)One of our affiliates was accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and any loans from the Company to the affiliate included within ‘Amount due from related parties, long term’.

SFL CORPORATION LTD.
FIRST QUARTER 2026 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Mar 31,	Dec 31,	2025
	2026	2025	(audited)
OPERATING ACTIVITIES
Net income/(loss)	26,077	(4,653)	(26,431)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	57,062	58,883	243,449
Vessel impairment charge	—	—	34,093
Capitalized lease debt financing interest	2,346	2,372	8,142
Adjustment of derivatives to fair value recognised in net income	(2,546)	(600)	4,646
(Gain)/loss on investments in equity securities	(1,928)	(729)	39
Results in associates	(631)	(612)	(2,366)
Gain on sale of vessels, net	(11,503)	(11,298)	(15,828)
Repayment of investment in sales-type leases	—	—	4,021
Other, net	2,052	1,466	4,296
Change in operating assets and liabilities	(36,843)	6,729	13,082
Net cash provided by operating activities	34,086	51,558	267,143

INVESTING ACTIVITIES
Purchase of vessels, capital improvements and newbuildings	(7,435)	(4,133)	(70,482)
Proceeds from sale of vessels	48,308	49,086	258,574
Net cash provided by investing activities	40,873	44,953	188,092

FINANCING ACTIVITIES
Proceeds from long and short term debt	150,000	—	244,042
Repayment of long and short term debt	(219,988)	(197,203)	(527,287)
Repurchase of Company bonds	—	—	(11,144)
Expenses paid in connection with securing finance	(1,672)	(150)	(3,168)
Net cash flows on swaps	—	—	(6,265)
Cash paid for shares repurchased	—	—	(10,025)
Cash dividends paid	(26,564)	(26,560)	(125,110)
Net cash used in financing activities	(98,224)	(223,913)	(438,957)

Net (decrease)/increase in cash and cash equivalents	(23,265)	(127,402)	16,278
Cash and cash equivalents at beginning of period	150,829	278,231	134,551
Cash and cash equivalents at end of period	127,564	150,829	150,829

ASSOCIATED COMPANIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
FIRST QUARTER 2026 (UNAUDITED)

Condensed income statement data for the three months ended March 31, 2026

River Box
(in thousands of $)	Holding Inc
Ownership share presented	49.9%
Charter revenues - direct financing leases (net of charter hire treated as Repayment of investment in direct financing leases)(1)	3,850
Interest expense, related party(2)	(561)
Interest expense, other	(2,731)
Other items	73
Net income (3)	631
(1)‘Charter revenues – direct financing leases’ are reported net of charter hire classified as ‘Repayment of investment in direct financing leases’ under US GAAP, which for the three months ended March 31, 2026 was $3.8 million.
(2)‘Interest expense, related party’ from this affiliate is included in the Company’s consolidated income statement as ‘Interest income from associates’. For the three months ended March 31, 2026, the Company recorded approximately $1.1 million from this associate. In the above table, the Company's 49.9% share of River Box Holding’s income statement is shown.
(3)‘Net income’ from this affiliate appears in the Company’s consolidated income statement as ‘Results in associates’

Condensed balance sheet data as of March 31, 2026

River Box
(in thousands of $)	Holding Inc (1)
Ownership share presented	49.9%
Cash and cash equivalents	2,520
Investment in direct financing leases including current portion	202,183
Total assets	204,703

Short term and long term portions of lease liability	165,342
Other current liabilities	1,178

Long term loans from shareholders, net(2)	22,455

Stockholder's equity(3)	15,728

Total liabilities and stockholder's equity	204,703
(1)The numbers represent the Company's relative share of 49.9% in River Box Holding Inc
(2)The Company has a $45.0 million loan to River Box included within ‘Amount due from related parties, long term’. In the above table, the Company's 49.9 % share of River Box Holding’s balance sheet is shown
(3)‘Stockholder’s equity’ from affiliates appears in the Company’s consolidated balance sheet as ‘Investment in associates’

SFL CORPORATION LTD.
FIRST QUARTER 2026 (UNAUDITED)

Shipping and Energy condensed income statement data for the three months ended March 31, 2026

INCOME STATEMENT	Shipping	Energy	Total
(in thousands of $)
Total operating revenues	151,495	22,988	174,483
Gain on sale of vessels	11,503	—	11,503
Total operating expenses	(93,542)	(36,090)	(129,632)
Operating income/(loss)	69,456	(13,102)	56,354

Interest expense	(34,881)	(3,261)	(38,142)
Other non-operating items	7,899	596	8,495
Taxes	—	(630)	(630)
Net income/(loss)	42,474	(16,397)	26,077

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
FIRST QUARTER 2026 (UNAUDITED)

Adjusted EBITDA data for the three months ended March 31, 2026

ADJUSTED EBITDA	Shipping	Energy	Total	49.9% owned
(in thousands of $)				associates

Net cash provided by/(used in) operating activities	56,057	(21,971)	34,086	4,403
Non cash movements in other assets and liabilities	12,556	20,654	33,210	(11)
Interest related to Non- Designated Derivatives	(649)	—	(649)	—
Interest expense excl. amortization of deferred charges	33,469	2,899	36,368	2,731
Interest income, other	(952)	(253)	(1,205)	—
Interest (income)/expense from associates	(1,125)	—	(1,125)	561

Adjusted EBITDA (1)	99,356	1,329	100,685	7,684
(1)‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments